Oculis Signs Asset Purchase Agreement with Accure Therapeutics for Lead Candidate, Privosegtor, Fortifying Oculis’ Position as an Emerging Leading Neuro-Ophthalmology Company

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Transaction will enhance Oculis’ strategic flexibility and ownership of Privosegtor while driving long-term value creation
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Transaction consideration includes $3.8 million up-front cash payment at closing and up to 2,050,000 Oculis ordinary shares subject to lockup release over a period of up to 2 years, or vesting upon achievement of development and regulatory milestones
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Privosegtor, a neuroprotective drug candidate, is currently being investigated in registrational trials with initial indications of optic neuropathies and acute multiple sclerosis (MS) relapses Investigational New Drug (IND) submission being prepared for Q4 2026

ZUG, Switzerland and BARCELONA, Spain, August 10, 2026 -- Oculis Holding AG (Nasdaq: OCS / XICE: OCS) (“Oculis” or the “Company”), a global biopharmaceutical company focused on breakthrough innovations to address significant unmet medical needs in neuro-ophthalmology and ophthalmology, and Accure Therapeutics, S.L. (“Accure”), a private translational neuroscience R&D company, today announced that Oculis and Accure have entered into an asset purchase agreement whereby, upon closing, Oculis will acquire all of Accure’s worldwide development and commercial rights to Privosegtor. This acquisition will result in the termination of Oculis’ existing license agreement with Accure, including associated milestone payments and royalties for each successful indication. This strategic transaction would enable Oculis to better harness Privosegtor’s potential value going forward, without the encumbrance of the legacy license agreement with Accure, while retaining greater economic upside for the asset's future success as the Company continues to drive Privosegtor’s development and pursue potential expansion opportunities.

Under the terms of the agreement, upon the first closing, Oculis will acquire Accure’s rights to Privosegtor (ACT-01) and, in a separate closing, ACT-02, an early-stage preclinical neurology drug candidate. Both closings are subject to separate conditions precedent, and the ACT-02 transaction closing is dependent upon the closing of the ACT-01 transaction. Total consideration for both transactions consists of an upfront payment of $3.8 million (CHF 3.1 million) in cash, to be paid to Accure at the first closing, and up to 2,050,000 Oculis ordinary shares to be issued to Accure. The Oculis ordinary shares consist of both upfront shares subject to lockup release over a period of up to 2 years following deal completion and earnout shares subject to vesting upon achievement of development and regulatory milestones related to the assets. Oculis expects to assume, for each asset, existing license agreements with academic institutions, which include obligations to pay low single-digit percentage royalties and to preserve the academic institutions’ rights to use the assets for academic and non-commercial purposes, as required under Spanish law. The agreement has been approved by Oculis’ board of directors, as well as the board of directors and shareholders of Accure. The closing for Privosegtor (ACT-01) is expected to occur no later than February 28, 2027 and the closing for ACT-02 is expected to occur no later than March 31, 2027.

Riad Sherif, M.D., Chief Executive Officer of Oculis, said: “Acquiring Accure’s rights to Privosegtor is an important strategic milestone for Oculis. By terminating our legacy license agreement with Accure, we can secure global commercial rights to this unique, long-term asset at significantly reduced royalties as we build a leadership position in neuro-ophthalmology. This transaction comes at an opportune time, as Privosegtor is advancing rapidly through key regulatory milestones, including the ongoing PIONEER-1 registrational trial for optic neuritis and an expected IND submission for acute MS relapse later this year. We remain confident in Privosegtor’s potential to address significant unmet needs across optic neuropathies and neuro-axonal diseases while delivering long-term value to shareholders.”

Philippe Monteyne, M.D., Chair of the Board of Accure, and Laurent Nguyen, M.D., Chief Executive Officer of Accure, said: “This transaction reflects the strength of the innovation of our partner scientists, employees and collaborators over many years. Pursuant to a first successful partnership with Oculis on ACT-01, our Board believes that transferring our full rights to Privosegtor (ACT-01) and ACT-02 to Oculis provides compelling value to our shareholders while also positioning these assets for future success. Our priority has always been to ensure that these promising assets have the best opportunity to reach patients, and we believe this transaction furthers that goal. We are pleased to have reached an agreement that recognizes the value of these assets and supports their continued development, and we look forward to seeing these programs progress under their stewardship.”

Privosegtor, a novel peptoid small molecule with the ability to cross the blood-brain and retinal barriers, has the potential to become the first neuroprotective therapy for optic neuritis (ON), with broad potential applicability in other neuro-ophthalmic and neuro-axonal diseases. Following the successful Phase 2 ACUITY trial, Oculis launched the PIONEER program which includes three pivotal trials to support registrational plans for Privosegtor in optic neuropathies. The first registrational trial in the program, PIONEER-1, is evaluating Privosegtor in patients following an acute onset of ON in a broad population comprising patients with and without MS. PIONEER-1 clinical site activation is advancing as planned. Oculis also recently announced positive FDA pre-IND feedback supporting a regulatory pathway for Privosegtor in acute MS relapses, ahead of a planned IND submission in the fourth quarter of 2026.

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About Privosegtor

Privosegtor, a novel peptoid small-molecule candidate that crosses the blood-brain and retinal barriers, has the potential to become the first neuroprotective therapy for optic neuritis (ON) and other neuro-ophthalmic and neuro-axonal diseases. Positive results from the ACUITY Phase 2 trial showed Privosegtor’s neuroprotective potential, as evidenced by improvements in visual function, corroborated by anatomical preservation of the retina, including GCIPL and RNFL layers, and reduced neurofilament levels in the blood after an acute episode of optic neuritis. Consistent results were observed in animal models of glaucoma, optic neuritis, and multiple sclerosis (MS), where Privosegtor preserved retinal ganglion cells and was associated with improvements in mobility (clinical function disability) in the MS model.

Privosegtor has received Breakthrough Therapy designation from the U.S. Food and Drug Administration (FDA) and Priority Medicines (PRIME) designation from the European Medicines Agency (EMA) as well as Orphan Drug designation from both the FDA and the EMA for ON. Privosegtor is currently being evaluated in Oculis’ PIONEER (Privosegtor Investigation in Optic Neuropathies Efficacy Evaluation Research) program, which includes two registrational trials in ON and one registrational trial in non-arteritic anterior ischemic optic neuropathy (NAION). Building on the ACUITY Phase 2 dataset in optic neuritis and constructive FDA pre-IND feedback, Oculis is also planning an IND submission for Privosegtor for the treatment of acute MS relapses.

Privosegtor is an investigational drug and has not received regulatory approval for commercial use in any country.

About Oculis

Oculis is a global biopharmaceutical company (Nasdaq: OCS; XICE: OCS) focused on breakthrough innovations to address significant unmet medical needs in neuro-ophthalmology and ophthalmology. Oculis’ highly differentiated late-stage clinical pipeline focuses on two core product candidates. Privosegtor is a breakthrough neuroprotective candidate in the PIONEER program, which consists of studies intended to support registration plans for treatment of optic neuropathies, including optic neuritis (ON) and non-arteritic anterior ischemic optic neuropathy (NAION). Privosegtor also has potential to be developed for additional indications in other neuro-ophthalmic and neuro-axonal diseases. Licaminlimab is a novel, topical anti-TNFα in a registrational trial, and is being developed with a genotype-based approach for treating patients with dry eye disease (DED). Headquartered in Switzerland with operations in the U.S., Iceland and Switzerland, Oculis is led by an experienced management team with a successful track record and supported by leading international healthcare investors.

For more information, please visit:

Oculis Contact

Ms. Sylvia Cheung, CFO

sylvia.cheung@oculis.com

Oculis Investor Relations

LifeSci Advisors

Corey Davis, Ph.D.

cdavis@lifesciadvisors.com

Oculis Media Relations
ICR Healthcare
Amber Fennell / David Daley / Sean Leous
oculis@icrhealthcare.com

About Accure Therapeutics

Accure Therapeutics is a private translational neuroscience R&D company. Based in Barcelona (Spain), it was launched in 2020 with a Series A funding led by Alta Life Sciences Spain I (managed by ALTAMAR PRIVATE EQUITY SGIIC, S.A.U. and advised by Asabys partners) together with the Centre for Technological and Industrial Development (CDTI). It has a unique portfolio of three first-in-class new chemical entities programs, pursuing innovative targets and potential game changers in the treatment of serious diseases of the central nervous system: ACT-01 (initially sourced from IDIBAPS-Hospital Clinic, Barcelona, Spain, and the Spanish National Council CSIC and then licensed to Oculis – NASDAQ: OCS) at positive phase II clinical trial completed stage in acute optic neuritis, ACT-02 (initially sourced from the Institute for Research in Biomedicine IRB, Barcelona, Spain, and the Universitat de Barcelona UB) at IND-enabling stage in Parkinson’s disease and ACT-03 at CCS-stage in epilepsy. With an experienced business and scientific team, Accure Therapeutics is one of the few companies that operate in an agnostic fashion on initial science to deliver cutting-edge drugs in CNS.

Accure Contact

Ms. Silvia Lopez, CFO

slopez@accure.health

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements and information. For example, statements regarding the development and potential benefits of the Company’s product candidates, including the initiation, timing, progress and results of current and future clinical trials, Oculis’ research and development programs, regulatory and business strategy; expected milestones and ability to deliver value-driving milestones; statements about market opportunity; statements about the potential benefits of the transactions described herein, including the potential to drive long-term value creation and other economic benefits of the transactions; the likelihood, timing and outcome of completion of the transactions, including Oculis’ expectation to assume existing license agreements with academic institutions for the acquired assets and the satisfaction or waiver of all relevant conditions precedent, are forward-looking. All forward-looking statements are based on estimates and assumptions that, while considered reasonable by Oculis and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Oculis’ control. The transactions discussed herein are each subject to conditions precedent which may not be completed or waived in a timely manner or at all, which could result in failure to close one or more of the transactions. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results to differ materially from those that we expected and/or those expressed or implied by such forward-looking statements. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of Oculis, including those set forth in the Risk Factors section of Oculis’ annual report on Form 20-F and any other documents filed with the SEC. Copies of these documents are available on the SEC’s website, www.sec.gov. Oculis undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.